Exhibit 12
J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

Nine Months
Ended
($ in millions)	10/28/2017
Income/(loss) from continuing operations before income taxes	$(410)
Fixed charges:
Net interest expense	244
Loss on extinguishment of debt, bond premiums and unamortized costs	35
Estimated interest within rental expense	70
Total fixed charges	349
Total earnings available for fixed charges	$(61)
Ratio of earnings to fixed charges	(0.2)
Coverage deficiency	410